Filed by SemGroup Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Rose Rock Midstream, L.P.

(Commission File No. 001-35365)

The following is a slide presentation made publicly available in connection with a conference call held on May 31, 2016 at 8:30 a.m. Eastern Time to discuss the announced transaction under which SemGroup Corporation (“SemGroup”) will acquire all of the outstanding common units of Rose Rock Midstream, L.P. (“Rose Rock”) not already owned by SemGroup in an all stock-for-unit transaction (the “Proposed Merger”). The slide presentation provides supplemental information regarding the announcement of the Proposed Merger.

SemGroup Corporation Investor Presentation Simplification Overview May 31, 2016

Where You Can Find Additional Information In connection with the proposed business combination transaction between SemGroup Corporation (“SEMG” or “us”) and Rose Rock Midstream, L.P. (“RRMS”), SEMG will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will include a joint solicitation statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT SOLICITATION STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEMG, RRMS AND THE PROPOSED TRANSACTION. You will be able to obtain the joint solicitation statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint solicitation statement/prospectus (when it becomes available) and the other documents filed by SEMG and RRMS with the Commission by requesting them in writing from SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-8100, or from Rose Rock Midstream, L.P., Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-7700. SEMG and RRMS and their respective directors and executive officers may be deemed under the rules of the Commission to be participants (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about SEMG’s directors and executive officers and their ownership of SEMG common stock is set forth in SEMG’s proxy statement on Schedule 14A filed on April 13, 2016 with the Commission. Information about the directors and executive officers and their ownership of RRMS common units representing limited partnership interests is set forth in RRMS’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements Certain matters contained in this presentation include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this presentation regarding the benefits of the proposed transaction involving SEMG and RRMS, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks, and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in Item 1A of our most recent Annual Report on Form 10-K, entitled “Risk Factors,” risk factors discussed in other reports that we file with the Commission and the following risks arising in connection with or impacted as a result of the proposed merger of RRMS and PBMS, LLC, a Delaware limited liability company and in our indirect wholly owned subsidiary (the “Proposed Merger”):• The closing, expected timing, and benefits of the Proposed Merger; • Our ability, following the Proposed Merger, to generate sufficient cash flow from operations to enable us to pay our obligations and our current and expected dividends or to fund our liquidity needs; • The levels of expected future dividends to holders of our common stock; • Expected levels of future cash distributions by RRMS with respect to general partner interests, incentive distribution rights and limited partner interests; • The effect of our debt level on our future financial and operating flexibility, including our ability to obtain additional capital on terms that are favorable to us; • Our ability to access the debt and equity markets, which will depend on general markets conditions and the credit ratings for our debt obligations and equity; and • Amounts and nature of future capital requirements. New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this presentation, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. Investors are urged to closely consider the disclosures and risk factors in SEMG’s and RRMS’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2016, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at ir.semgroupcorp.com and ir.rrmidtsream.com. SemGroup and Rose Rock Midstream use their Investor Relations website and social media outlets as channels of distribution of material company information. Such information is routinely posted and accessible on our Investor Relations websites at ir.semgroupcorp.com and ir.rrmidstream.com. Both companies are present on Twitter and LinkedIn, follow us at the links below: SemGroup Twitter and LinkedIn Rose Rock Midstream Twitter and LinkedIn

Transaction Overview SemGroup agreed to acquire all of the outstanding common units of Rose Rock not already owned by SemGroup (“the Simplification”) Rose Rock unaffiliated common unitholders to receive 0.8136 SemGroup shares for each Rose Rock common unit Implies 7.4% and 19.2% premium to the Rose Rock 10-trading day and 20-trading day volume-weighted average prices Approximately $1.1 billion of liquidity following transaction Taxable transaction to Rose Rock public unitholders(1) Expect to maintain current dividends and distributions until closing Rose Rock notes remain outstanding; SemGroup expects to cross-guarantee Rose Rock’s unsecured notes No change of control triggered across the capital structure due to the Simplification Simplification, if approved, is expected to close in Q3 2016 No major regulatory approvals required Conflicts Committee of Rose Rock general partner granted Special Approval of the Simplification and recommended that the Board of Directors of the general partner of Rose Rock approve the Simplification, and the Simplification was approved by the Boards of Directors of SemGroup and the general partner of Rose Rock SemGroup shareholder vote will be required prior to closing to approve the issuance of shares for the Simplification Rose Rock unitholder vote will be required prior to closing to approve the Simplification (SEMG owns 56% of the RRMS common units; which is sufficient to approve the transaction on behalf of the RRMS unitholders) Subject to customary closing conditions Summary Timeline Initial S-4 filing – June 2016 Expected SemGroup shareholder vote and closing – 3Q 2016 Transaction expected to provide both immediate and long-term benefits to SEMG and RRMS investors (1) Taxes will vary depending on individual unitholder attributes

Pro Forma SemGroup Positioned for Long-Term Success

Value Enhancing & Stronger Long-Term Growth Outlook	• Immediately accretive to SemGroup shareholders • Targeting pro forma 8% compound annual dividend growth rate and dividend coverage of over 1.5x through 2018 • Increased retained cash flows strengthens dividend growth outlook and provides financial flexibility to execute on strategic growth plan • Strengthens outlook in a "lower for longer" environment
Improved Cost of Capital and Capital Markets Access	• SemGroup expected to benefit from an improved cost of and access to capital • C-Corp structure expected to attract a broader universe of investors • Increased public float of SemGroup will raise trading liquidity • SemGroup will receive tax benefits from the asset step-up and, combined with current NOLs, does not anticipate being a significant U.S. cash taxpayer through 2020[(1)]
Simplified Structure	• Ownership of 100% of Rose Rock's EBITDA • One public entity with simplified governance
Improved Credit Profile	• Allows SemGroup to maintain expected leverage levels going forward; targeting leverage of 4.5x or better • Expected to be viewed ratings positive by ratings agencies • No significant debt maturities until 2021

(1) Assumes projected accelerated tax depreciation for future capital expenditures and no significant acquisitions or divestments during the forecast period

5

Illustrative Pro Forma Organizational Structure

SemGroup Status Quo | **SemGroup Pro Forma**


SemGroup Shareholders
100%
SemGroup
SemGroup Operating Subsidiaries
GP & IDRs + 20.7mm LP units
Rose Rock Unitholders
16.3mm units(1)
Rose Rock
Rose Rock Operating Subsidiaries
SemGroup acquires Rose Rock public units
SemGroup Shareholders
100%
SemGroup
SemGroup Operating Subsidiaries
Rose Rock and Rose Rock Operating Subsidiaries

Transaction simplifies SemGroup's corporate structure

(1) Includes unvested restricted units

6

Sources & Uses and Capitalization

Sources and Uses(1)			Pro Forma Capitalization
($ in millions)			($ in millions)	Status
Sources	Amount	% of Total		Quo		Pro Forma
SEMG Shares	$391	98%		3/31/2016	Adj.	3/31/2016
Cash from Balance Sheet	8	2%
			Cash and Cash Equivalents	$72	($8)	$65
Total Sources	$399	100%
			Debt(2)
Uses	Amount	% of Total	SEMG Revolving Credit Facility	$10	$24	$34
Purchase Public RRMS Units	$391	98%
Fees and Expenses	8	2%	SEMG 7.5% Senior Notes Due 2021	300	-	300
			RRMS Revolving Credit Facility	24	(24)	-
Total Uses	$399	100%	RRMS 5.625% Senior Notes Due 2022	400	-	400
			RRMS 5.625% Senior Notes Due 2023	350	-	350
			Capital Leases	0	-	0
			Total Debt	$1,084	$0	$1,084
			Liquidity(2)
			Revolver Capacity	$1,085		$1,085
			Less: Amount Drawn	(34)		(34)
			Less: Letters of Credit	(39)		(39)
			Plus: Cash	72		65
			Available Liquidity (3/31/16)	$1,085		$1,078

Pro Forma Available Liquidity of Nearly $1.1 billion (1) Assumes RRMS public units are purchased at closing price as of 5/27/16 (2) Pro forma for the April 2016 sale of NGL Energy Partners LP units; net proceeds of $60.5 mm

Crude and Gas Assets in Key Growth Areas


MONTNEY/DUVERNAY
WAPITI FIELD
WESTERN CANADIAN SEDIMENTARY BASIN
WILLISTON BASIN
BAKKEN SHALE
DJ BASIN
NIOBRARA SHALE
MISSISSIPPI LIME PLAY
GRANITE WASH
UTICA BASIN
EAGLE FORD FORMATION
UNITED KINGDOM
Crude Oil
Natural Gas
Refined Products
Asphalt

- **Crude Oil**
  - ~1,800 miles of crude oil pipelines
  - 9 million barrels of crude oil storage capacity
  - Over 270 crude oil trucks and trailers
  - Maurepas Pipeline under construction(1)
  - Locations: Bakken Shale, Granite Wash, Eagle Ford, Utica Basin, Gulf Coast, DJ/Niobrara Basin, Mississippi Lime
- **Natural Gas**
  - 9 natural gas processing plants
  - ~1,600 miles of natural gas gathering pipeline
  - ~1.3 bcf/d of total processing capacity
  - Locations: WCSB, Montney / Duvernay (Wapiti Field), Mississippi Lime
- **Additional Assets**
  - 8.7 million barrels of multi-product storage in the U.K.
  - 14 asphalt terminals in Mexico
  - ~12% ownership in GP of NGL Energy Partners

(1) Maurepas Pipeline expected completion 4Q 2016

8
SemGroup

SemGroup Company Strengths

Stable Cash Flows

88% of total LTM gross margin from fixed-fee based cash flows
32% of total LTM gross margin secured by take-or-pay contracts



($ in millions)
$600
$500
$400
$300
$200
$100
$0
13%
64%
23%
11%
59%
30%
12%
56%
32%
2014
2015
LTM
Take or Pay
Fixed Fee (non TOP)
POP/Marketing (1)

Counterparty Strength(2)

More than 70% of SemGroup's revenue is derived from investment grade counterparties



28%
72%
Investment Grade
Non-Investment Grade

SemGroup derives a significant portion of its margin from fixed-fee contracted arrangements with strong counterparties; SemGroup is well-positioned to drive future growth

(1) LTM 3/31/16
(2) Counterparty ratings as of 5/27/16, excludes SemLogistics and SemMaterials Mexico

9

SemGroup

2016 Capital Expenditure Guidance

2016 Capital Expenditures – $455 million



$5
1%
$55
12%
$45
10%
$25
5%
$325
72%
Maurepas Pipeline
Rose Rock Midstream
Natural Gas
Other Growth Projects
Maintenance

- Key Committed Projects
  - Crude Projects
    - Maurepas Pipeline (expected completion 4Q 2016): $325 million
    - Isabel Pipeline (completed March 2016): $9 million
  - Natural Gas Projects
    - Northern OK well connects & compression: $15 million
    - KA Plant Projects: $18 million
    - Wapiti Pipeline Expansion (expected completion 3Q 2016): $9 million
  - Maintenance Capital
    - SemGroup: $45 million
    - Rose Rock: $10 million
- Focus to complete projects already in progress and maintain existing assets
- Prudent organic capital investments at attractive EBITDA multiples

10

Illustrative Transaction Timeline May 31th Announce Simplification July / August SEC completes review of S-4 August / September SemGroup shareholder vote May Jun Jul Aug Sep Oct June File S-4 Registration Statement with SEC Complete upsized revolver syndication July / August Documentation is finalized and distributed to SemGroup shareholders 3Q 2016 Simplification closed

Transaction Highlights Transaction expected to provide immediate and long-term benefits to investors Allows SemGroup to continue to invest in high-return growth projects and make strategic acquisitions Provides Rose Rock’s unitholders an opportunity to participate in the value upside inherent in the improved prospects of the pro forma entity Growth strategy expected to drive dividend growth beyond 2016 Simplified structure enables pro forma entity to have improved access to and a lower cost of capital Simplified structure is investor and credit friendly; expected to be ratings positive Over time, the pro forma company expects to receive future tax depreciation related to the transaction